UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

Amendment No. 2

PureSafe Water Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74624H103

(CUSIP Number)

Tarpon Bay Partners LLC

17210 Germano Court

Naples, FL 34110

Attn: Mr. Stephen Hicks

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Krieger & Prager, LLP

39 Broadway, Suite 920

New York, NY 10006

Tel: (212) 363-2900

October 1, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7 pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 74624H103

1.	NAME OF REPORTING PERSON
Tarpon Bay Partners LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 46-3264113

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS (see instructions): PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

Number of Shares Beneficially Owned Each Reporting Person With

7.	SOLE VOTING POWER:	611,038,961

8.	SHARED VOTING POWER:

9.	SOLE DISPOSITIVE POWER:	969,372,294

10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	969,372,294

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	41.86%

14.	TYPE OF REPORTING PERSON (see instructions):	PN

(Page 2 of 7 pages)

CUSIP No. 74624H103

1.	NAME OF REPORTING PERSON
Stephen M. Hicks

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: (entity only)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3.	SEC Use Only

4.	SOURCE OF FUNDS (see instructions): PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

Number of Shares Beneficially Owned Each Reporting Person With

7.	SOLE VOTING POWER: Series G Preferred Stock Voting Rights: 1,401,265,155 [limited: see Item 5(b) below] Other
	voting rights:	636,413,961

8.	SHARED VOTING POWER:

9.	SOLE DISPOSITIVE POWER:	1,003,580,628

10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	1,003,580,628

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	43.18%

14.	TYPE OF REPORTING PERSON (see instructions):	IN

(Page 3 of 7 pages)

Item 1. Security and Issuer

The name of the issuer is PureSafe Water Systems, Inc. (the “Issuer” or the “Company”). The address of the Issuer's offices is 35 East Mall, Plainview, New York 11803. This Schedule 13D relates to the Issuer's common stock, par value $.001 per share (the “common stock”).

Item 2. Identity and Background

This Schedule 13D is being filed by Tarpon Bay Partners LLC, a Florida limited liability company (“Tarpon”), with a business address of 17210 Germano Court, Naples, FL 34110, and Mr. Stephen Hicks, who is the Manager of Tarpon. Mr. Hicks is also the President of the Issuer and a member of Issuer’s board of directors. Mr. Hicks’s principal occupation is that of Chairman and Chief Executive Officer of Southridge LLC, with offices at Executive Pavilion, 90 Grove Street, Ridgefield, CT 06877.

Each of Mr. Hicks and Tarpon are sometimes referred to herein as a “Reporting Person”, or collectively as “Reporting Persons”.

Neither Tarpon nor Mr. Hicks during the last five years has been convicted in a criminal proceeding. Neither the Reporting Person nor Mr. Hicks during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Hicks is a Canadian citizen, residing in the United States.

Item 3. Source and Amount of Funds or Other Consideration:

The source of the funding or other consideration for the transaction by Tarpon, as the Reporting Person, was the entry into a consulting agreement with Issuer on June 13, 2014, as disclosed in the Issuer’s 8-K filed on June 17, 2014.

Item 4. Purpose of Transaction:

The purpose of the acquisition of securities identified in Item 5(c) was for consideration in connection with a consulting agreement entered into between the Reporting Person and the Issuer, as disclosed in the Issuer’s 8-K filed on June 17, 2014. There are no present plans or proposals by Reporting Person to effect any material change of the business of the Issuer or that that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, except as follows with reference to subparagraphs (d) and (e):

(d)	There may be further changes to the Issuer’s Board of Directors and/or management; and
(e)	The present capitalization of the Issuer may change materially;

Mr. Hicks may at any time and from time to time acquire additional shares of common stock, or dispose of shares of common stock owned by such Reporting Person, in open market or privately negotiated transactions, depending upon market conditions, investment considerations, or other factors. In addition, under the Consulting Agreement with the Issuer, Tarpon, as the Reporting Person, will receive additional shares of Series H Convertible Preferred Stock with a stated value of $75,000 monthly, commencing July 2014 and continuing through the balance of the term of the Consulting Agreement.

(Page 4 of 7 pages)

Item 5. Interest in Securities of the Issuer:

(a) Stephen M. Hicks has voting and investment control over securities held by Tarpon Bay Partners LLC (“Tarpon”), which is the record holder of 29 shares of Series H Convertible Preferred Stock (“Series H Preferred”) of the Company. As a result of such control of Tarpon and stock ownership, Mr. Hicks has voting power over the 611,038,961shares of common stock into which the Series H Preferred shares are convertible on all matters upon which the Company’s holders of common stock are entitled to vote or to which stockholders are entitled to give consent. Tarpon also holds $50,000 and $75,000 principal amount convertible notes of the Issuer convertible into common stock at a conversion price per share, for the $50,000 note, equal to 40% of the lowest reported closing bid price of the Issuer’s common stock for the 30 trading days, ending on the trading day immediately before the relevant conversion date, and for the $75,000 note, 75% of the lowest closing bid price during the 20 trading days prior to the day that the holder delivers a conversion notice to the Issuer. At October 1, 2014, the $50,000 and $75,000 convertible notes were convertible into 208,333,333 and 150,000,000 shares of common stock, respectively.

Mr. Hicks, as manager of ASC Recap LLC (“ASC”), has voting and investment control over 25,375,000 shares of the Issuer’s common stock held by ASC, and of a convertible promissory note of the Issuer held by ASC in the principal amount of $2,500, convertible at a conversion price of 50% of the lowest reported closing bid price of the Issuer’s common stock for the 30 trading days, ending on the trading day immediately before the relevant conversion date. At October 1, 2014, the $2,500 note was convertible into 8,333,333 shares of common stock.

Mr. Hicks, as manager of the general partner of Southridge Partners II LP (“Southridge II”), has voting and investment control over a Common Stock Purchase Warrant held by Southridge II to purchase 500,000 shares of common stock of the Issuer, at an exercise price of $.05 per share.

At October 1, 2014, Mr. Hicks owns beneficially 1,003,580,628 shares of common stock, through his voting and investment control of securities of the Issuer held by Tarpon, ASC and Southridge II.

(b) Tarpon has voting power and power to direct the disposition of 29 shares of Series H Preferred, which are convertible into an aggregate of 611,038,961shares of common stock, and has the voting rights of 611,038,961shares of common stock on all matters as to which stockholder entitled to vote or to consent. At October 1, 2014, Tarpon had the power to direct the disposition of two convertible notes of the Issuer in the principal amounts of $50,000 and $75,000, and convertible into 208,333,333 and 150,000,000 shares of common stock, respectively.

On June 17, 2014, the Company issued 51 shares of Series G Convertible Preferred Stock (“Series G Preferred”) to Stephen Hicks. The Certificate of Designation for the Series G Preferred provides that the holders of the 51 shares of the Series G Preferred possess in the aggregate 51% of the total voting power of all issued and outstanding voting capital of the Issuer on specified matters as to which stockholders are entitled to vote or consent, using a formula that adjusts the voting power of the Series G Preferred to take into account the actual number of shares of common and preferred stock of the Issuer outstanding at the time of the applicable stockholder vote or consent.  These voting rights apply only to matters of Company capitalization (i.e. increase in authorized common stock, stock splits, etc.), and similar matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent.

Accordingly, at October 1, 2014, Mr. Hicks had voting power over 25,375,000 shares of common stock owned directly by ASC and over 611,038,961 shares of common stock by reason of the 29 shares of Series H Preferred owned directly by Tarpon. In addition, at that date, Mr. Hicks held voting power representing 1,401,265,155 shares of common stock, by reason of his ownership of the issued and outstanding 51 shares of Series G Preferred.

At October 1, 2014, Mr. Hicks had the power of disposition over 1,003,580,628 shares of common stock, which includes 25,375,000 shares of common stock owned directly by ASC; a convertible promissory note of the Issuer held by ASC in the principal amount of $2,500, convertible into 8,333,333 shares of common stock; 29 shares of Series H Preferred, convertible into 611,038,961 shares of common stock, owned directly by Tarpon; 500,000 shares of common stock pursuant to the exercise of a Common Stock Purchase Warrant owned directly by Southridge II; and of 8,333,333 and 150,000,000 shares of common stock issuable pursuant to conversion of two convertible notes of the Issuer held by Tarpon in the principal amounts of $50,000 and $75,000, respectively.

(c) As reported in Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed on June 17, 2014, on June 13, 2014, Tarpon entered into a consulting agreement with Issuer. As a result of that agreement, the Company agreed to issue Tarpon initially seventeen (17) shares of the Company’s Series H Preferred , with a stated value of $25,000 per share and convertible into 151,785,714 shares of the Issuer’s common stock. Tarpon will\ receive additional shares of Series H Preferred with a stated value of $75,000 monthly, commencing July 2014 and continuing through the balance of the term of the Consulting Agreement.

(Page 5 of 7 pages)

The Series H Preferred is convertible into common stock at the option of the holder at any time. The number of shares of common stock into which each share of Series H Preferred is convertible is determined by dividing the stated value of each preferred share ($25,000) by the average of the closing bid prices for the common stock during the calendar month immediately preceding the issuance date of the stock.

The Form 8-K also reports the issuance of 51 shares of the Series G Preferred to Stephen Hicks. The voting rights of the holder of the Series G Preferred are described in Item 5(b) above. The Series G Preferred has a par value of $0.001 per share and no rights to dividends, but provides for liquidation rights which entitle the holder to a pro-rata share of net assets. Each Series G share is convertible, at the option of the holder, into one share of common stock.

(d) No person, other than Stephen Hicks, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,003,580,628 shares of common stock specified in the last paragraph of Item 5(b).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

As reported in the Form 8-K, on June 13, 2014, the Company entered into a consulting agreement (the “Consulting Agreement”) with Tarpon for the period from the date of the agreement through March 31, 2015. The agreement requires Tarpon to provide general management and consulting services and advisory services to the Company, including assistance in connection with the restructuring of its outstanding debt and equity securities. The manager of Tarpon is Stephen Hicks, the President of the Company.

Pursuant to the terms of the Consulting Agreement, Tarpon will be compensated by the issuance to it by the Company of shares of Series H Preferred. Pursuant to the terms of the Consulting Agreement, Tarpon received 17 shares of Series H Preferred with a stated value of $425,000.00 upon the execution of the Consulting Agreement, and will receive additional Series H Preferred stock with a stated value of $75,000 monthly, commencing July 2014 and continuing through the balance of the term. The execution and delivery of the Consulting Agreement was approved by the directors of the Company. Mr. Hicks did not participate in the vote on this matter.

Item 7. Material to be Filed as Exhibits

(Page 6 of 7 pages)

SIGNATURE

After reasonable inquiry and to the best of each Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth with respect to such Reporting Person in this statement is true, complete and correct.

Dated: October 7, 2014

Tarpon Bay Partners LLC

By:	/s/ Stephen Hicks
Name:	Stephen Hicks
Title:	Manager

The undersigned reporting person disclaims beneficial ownership of all securities held by Tarpon Bay Partners LLC, ASC Recap LLC, and Southridge Partners II L.P., and this Schedule 13D should not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Stephen Hicks

/s/ Stephen Hicks

(Page 7 of 7 pages)